December 19, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Hsu

     Kayla Roberts

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC

Amendment No. 1 to Form SF-3

Filed July 23, 2019

File No. 333-233424

Dear Ms. Hsu:

On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated September 13, 2019 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on August 23, 2019, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No.1. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the captioned Registration Statement.

Form of Prospectus

The Sponsor, page 46

1.

Please tell us whether ongoing civil litigation relating to TDI diesel engines, in which VW Credit Inc., is involved, is material to the securities you are registering. If so, please revise this section and your disclosure on legal proceedings as appropriate or confirm that you will provide current descriptions of any pending litigation at the time of each offering pursuant to Items 1104 and 1117 of Regulation AB.

December 19, 2019

Response

We hereby confirm that we will provide information regarding VW Credit, Inc.’s legal proceedings in accordance with Items 1104 and 1117 of Regulation AB.

Description of the Transaction Documents – Requests to Repurchase and Dispute Resolution, page 90

2.

We note your disclosure that “[i]f more than one investors directs the indenture trustee in connection with a request to purchase, the indenture trustee will act at the direction of investors holding a majority of the outstanding note balance of the notes held by such directing investors.” It is unclear to us that this would allow any investor to utilize the dispute resolution proceeding. Please tell us why it is appropriate to impose this limitation on investors before they are able to utilize the dispute resolution provision. Refer to Section V.B.3(a)(3) of the 2014 Regulation AB Adopting Release.

Response

We have revised the disclosure on page 90 of the prospectus to remove that language.

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December 19, 2019

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373, or Amanda Baker, at (212) 506-2544. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Jens Schreiber

Kevin McDonald, Esq.

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